NORTHERN EDGE CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets

Current		
Cash	$	280,729
Due from related parties		54
Total assets	$	280,783

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	13,179
Total liabilities		13,179
Commitments and Contingencies (Note 7)		-
Member's Equity		267,604
Total liabilities and member's equity	$	280,783